Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2018

In this report, as used herein, and unless the context suggests otherwise, the terms “KBS,” “Company,” “we,” “us” or “ours” refer to the combined business of KBS Fashion Group Limited and its subsidiaries. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the Securities and Exchange Commission on April 30, 2018 (the “2017 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2017 Form 20-F under “Item 3. Key Information-D. Risk Factors” or in other parts of the 2017 Form 20-F.

Overview

We are engaged in the design, development, marketing and sale of casual menswear in China, including apparel and accessories, which we market under the KBS brand. The KBS brand was developed in 2006. Before 2012, we were engaged in the design, development, marketing and sale of fashion sportswear in China. Since our products feature a unique and stylish design that is more fashionable than traditional sportswear, as well as quality fabrics and materials and the sportswear market was becoming more and more competitive, in late 2011 we turned our focus on casual menswear market which has higher profit margin. KBS’s apparel products include cotton and down jackets, sweaters, shirts, T-shirts, Jeans and trousers. Accessories include shoes, bags, belts and caps. In 2016, the suggested retail prices of KBS’s products ranged from RMB 199 to RMB 1,499 for its apparel products and RMB 15 to RMB 899 for its accessory products. KBS holds new products launch events twice every year, one in spring and the other in autumn. Since 2006, we have launched 2,536 collections of new products each year with a different theme to highlight the current trends for the season. KBS’s marketing concept is “French origin, Korean design and made for Chinese.” KBS’s customers are male middle-class consumers in the 20-40 age range, primarily located in tier two and tier three cities in China. The company has adopted “KBS” as a uniform brand name, which stands for “Keep Best Style”, and KBS are designed by us for a uniform look and feel that fits our brand image, with in-store displays that accentuate the quality and style of our products across all stores in our distribution network and on all products sold in those stores. We believe that the KBS brand has become a recognized brand name in the cities where their products are sold.

We have established a nationwide distribution network covering 12 of China’s 32 provinces and centrally administered municipalities. As of June 30, 2018, this network was comprised of 1 corporate store owned and operated by us and 38 franchised stores operated by 19 third-party distributors or their sub-distributors. The number of stores grew significantly from 1 corporate store and 7 franchised stores as of December 31, 2006 to 31 corporate stores as of December 31, 2012 and 96 franchised stores as of December 31, 2013, and decreased to 84 stores as of December 31, 2014. Because of the recent softening of economic growing in China and fierce competition from our competitors, online store sales of franchised stores and corporate stores went down in 2015 as compared with the previous year. In 2016 and 2017, the distributors closed 14 and 15 franchised stores, respectively, and we closed 1 corporate store in year 2016. We intend to generate more revenues from OEM to big online seller in 2018.

KBS also acts as an original design manufacturer, or OEM, upon request. We intend to generate more revenues from OEM to big online sellers in 2019.

Relocated from Shishi City, Fujian, China in March 2011, KBS’s production facility is currently located in Taihu City in Anhui Province, China. The company believes that the shortage of labor and rising wage expectations in China, especially in the coastal area, could have a material impact on our operations as well as its suppliers’ cost of manufacturing. By relocating from the coastal area to inland Anhui Province, our new facility takes advantage of lower labor costs and a more stable labor supply. Since the company’s original production team was not ready to produce the new style KBS products, KBS has outsourced its product manufacturing to other established ODM manufacturers. As such, KBS’s own production facility in Taihu mainly takes OEM orders from other sportswear companies, like Xtep. Our production facility in Taihu, Anhui Province includes three parcels of land with a total area of 110,557 square meters. We have obtained land use rights for two parcels of land with an area of 9,845 square meters in 2012 and have finished the construction of 8,572 square meters of staff dormitories and 22,292 square meters as workshop buildings and offices. We started to use the dormitory and factory in year 2015 and moved into the offices at the beginning of 2016. Due to the local government’s need for additional time to conclude negotiations with local residents over appropriate resettlement terms, the construction of the adjacent facility on the third parcel of land has been delayed. While we cannot guarantee when and whether the construction of the adjacent facility on the third parcel of land will be eventually completed, we believe we will be in a better position to schedule our construction plan once we acquire the land use right of the third parcel of land. Once the government settles with the local residents, the phase 3 and 4 can be continued. Once completed, our total production capacity of the facility is expected to increase to 20 million pieces per year from the current capacity of 2 million pieces per year. We do not necessarily rely on our own production facility to satisfy the demand of our products as we may outsource some or all of the production work to various ODM and OEM manufacturers in China.

Critical Accounting Policies and Estimates

The preparation of financial statements is in conformity with IFRS as issued by the IASB. It requires the Company’s management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. The Company has identified certain accounting policies that are significant to the preparation of Company’s financial statements. These accounting policies are important for an understanding of the Company’s financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of the Company’s financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. The Company believes the following critical accounting policies involve the most significant estimates and judgments used in the preparation of the Company’s financial statements.

Please see Note 4 to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K for a summary of significant accounting policies.

Recently Adopted and Issued Accounting Pronouncements

Please see Note 4 to our unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K for a summary of significant accounting policies.

Results of Operations

The following table sets forth key components of our results of operations for the first six months ended June 30, 2018 and 2017, both in dollars and as a percentage of our revenue.

	Six Months Ended June 30, 2018		Six Months Ended June 30, 2017
	(Unaudited)		(Unaudited)
	Amount($)	% of Revenue	Amount($)	% of Revenue
Revenue	8,352,070	100%	9,579,568	100%
Cost of sales	(6,232,435)	-75%	(7,503,626)	-78%
Gross profit	2,119,635	25%	2,075,942	22%
		0%		0%
Other income	66,876	1%	403,463	4%
Other gains and (losses)	13,819	0%	(3,846,439)	-40%
Distribution and selling expenses	(1,406,499)	-17%	(1,629,197)	-17%
Administrative expenses	(3,354,952)	-40%	(2,169,787)	-23%
Loss from operations	(2,561,121)	-31%	(5,166,018)	-54%
Finance costs	(51,185)	-1%	(47,342)	0%
Loss before tax	(2,612,306)	-31%	(5,213,360)	-54%
Income tax income	256,512	3%	1,244,281	13%
Loss for the year	(2,355,794)	-28%	(3,969,079)	-41%
Other comprehensive (loss)/ income		0%		0%
-currency translation differences	(913,840)	-11%	1,257,618	13%
Total comprehensive loss for the period	(3,269,634)	-39%	(2,711,461)	-28%

Revenue

Revenue was $8.35 million for the first six months of 2018, compared to $9.58 million for the same period last year, representing a decrease of $1.23 million or 13%.

Revenue decrease in the first six months of 2018 was primarily related to the termination of bad contracts with certain customers as well as the closure of some distributors. The customers ordered less due to the company’s new strategy to persuade them to order appropriate quantities of goods based on market demand to avoid the redundant inventory.

Cost of Sales and Gross Profit

Total cost of sales decreased by $1.27 million, or 17%, to $6.23 million for the first six months of 2018 from $7.50 million for the same period of last year.

Total gross profit increased by $0.04 million, or 2%, to $2.12 million for first six months of 2018 from $2.08 million for the same period of last year. Gross profits for distribution network, corporate stores and OEM were $1.62 million, $0.12 million, and $0.38 million, respectively, for first six months of 2018, compared to $1.6 million, $0.18 million, and $0.27 million, respectively, for the same period of last year.

Overall gross margin was 25% for first six months of 2018, compared to 22% for the same period of last year. On a segment basis, gross margins for distribution network, corporate stores and OEM were 23%, 43%, and 34%, respectively, for the first six months of 2018, compared to 20%, 53%, and 30%, respectively, for the same period of last year. The increase in gross margin was due to the launch of newly developed products and price advantages of new products. Additionally, we reduced product variety in styles and increased order volume resulting in lower cost and improved gross margin.

Operating Expenses and Operating Income (Loss)

Distribution and selling expenses decreased by $0.22 million, or 14%, to $1.41 million for first six months of 2018 from $1.63 million for the same period of last year. The decrease in distribution and selling expenses was mainly due to the decrease in unnecessary expenses to increase the company’s profit target throughout the year. The sales team improved the expense control in comparison to the previous year.

Administrative expenses increased by $1.18 million, or 55%, to $3.35 million for the first six months of 2018 from $2.17 million for same period of last year. The increase in administrative expenses was mainly due to the related expenses for the board members and executives’ stock compensation.

Other operating expenses, including other income and other gains and loss, totaled $0.08 million for the first six months of 2018, compared to $3.45 million for the same period of last year. Total operating expense decreased by $2.56 million, or 35%, to $4.68 million for the first six months of 2018 from $7.24 million for the same period of last year. The decrease was mainly due to the implementation of new accounting policy on account receivable last year; we made a certain percentage of bad debt provision on older account receivables as of June 30, 2017.

Total loss from operations was $2.56 million for first six months of 2018, compared to operating income of $5.17 million for the same period of last year. Operating loss margin was 31% for the first six months of 2018, compared to 54% for the same period of last year.

Net Income (Loss) and Earnings (Loss) per Share

Net loss was $2.36 million, or $1.07 loss per basic and diluted share, for first six months of 2018, compared to net loss of $3.97 million, or $2.24 loss per basic and diluted share, for the same period of last year.

Cash and Financial Position

As of June 30, 2018, the company had cash and cash equivalents of $24 million, compared to $26 million as of December 31, 2017. The company had a working capital of $32 million as of June 30, 2018, compare to a working capital of $33 million as of December 31, 2017.

The following table summarizes the key cash flow components from our consolidated statements of cash flows for the periods indicated.

	Six Months Ended	Six Months Ended
	June 30, 2018	June 30, 2017
	(Unaudited)	(Unaudited)
Net cash (used in) continuing operating activities	$(1,791,333)	$(1,906,583)
Net cash provided by investing activities	$18,089	$40,308
Net cash provided by (used in) financing activities	$220,652	$(47,342)

Operating Activities-Continuing operations

Net cash used in operating activities was approximately $1.8 million for the six months of 2018, and net cash used in operating activities was approximately $1.9 million for the first six months of 2017. The change is mainly due to the decrease in the amount of collection of account receivable and decrease in the amount of related parties’ receivable.

Investing Activities-Continuing operations

Net cash provided by investing activities was $0.02 million for the six months of 2018, and net cash provided by investing activities was $0.04 million for the six months of 2017. The decrease was primarily due to the increases in the purchase of property and equipment.

Financing Activities-Continuing operations

Net cash provided by financing activities was $0.22 million for the six months of 2018 mainly attributable to advances received from related parties. Net cash used in financing activities was $0.05 million the six months of 2017 mainly attributable to paid interest.

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